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Fact Sheet

Consolidated Financial Data - Third Quarter, Fiscal 2022

42.6% YoY
CC Digital growth

21.5% YoY
7.0% QoQ
CC Revenue growth

23.5%
Operating margin

13.1% YoY
Increase in EPS (₹ terms)

$2.53 bn
Large deal signings

Revenue Growth- Q3 22

	Reported	CC
QoQ growth (%)	6.3%	7.0%
YoY growth (%)	20.9%	21.5%

Revenues by Offering

	Quarter ended ($ mn)			YoY Growth (%)	
	Dec 31, 2021	Sep 30, 2021	Dec 31, 2020	Reported	CC
Digital	2,487	2,243	1,761	41.2	42.6
Core	1,763	1,755	1,755	0.5	0.6
Total	**4,250**	**3,998**	**3,516**	**20.9**	**21.5**
Digital Revenues as % of Total Revenues	*58.5*	*56.1*	*50.1*		

Revenues by Business Segments

(in %)

	Quarter ended			YoY Growth	
	Dec 31, 2021	Sep 30, 2021	Dec 31, 2020	Reported	CC
Financial services	31.5	32.3	33.1	15.0	15.5
Retail	14.5	14.6	14.7	19.4	19.8
Communication	12.5	12.4	12.4	21.7	22.2
Energy, Utilities, Resources & Services	11.7	11.8	12.5	13.2	13.6
Manufacturing	11.3	10.9	9.3	46.4	48.4
Hi-Tech	8.1	8.5	8.2	18.6	18.9
Life Sciences	7.5	7.1	7.1	28.3	29.2
Others	2.9	2.4	2.7	33.9	36.0
Total	**100.0**	**100.0**	**100.0**	**20.9**	**21.5**

Revenues by Client Geography

(in %)

	Quarter ended			YoY Growth	
	Dec 31, 2021	Sep 30, 2021	Dec 31, 2020	Reported	CC
North America	61.8	61.9	61.6	21.3	21.4
Europe	24.9	24.8	24.0	25.4	27.2
Rest of the world	10.3	10.7	11.8	5.9	6.7
India	3.0	2.6	2.6	38.4	40.1
Total	**100.0**	**100.0**	**100.0**	**20.9**	**21.5**

Client Data

	Quarter ended		
	Dec 31, 2021	Sep 30, 2021	Dec 31, 2020
Number of Clients			
Active	1,738	1,714	1,562
Added during the period (gross)	111	117	139
Number of million dollar clients*			
1 Million dollar +	854	841	761
10 Million dollar +	274	270	246
50 Million dollar +	64	62	60
100 Million dollar +	37	35	29
Client contribution to revenues			
Top 5 clients	12.0%	11.4%	10.8%
Top 10 clients	20.2%	19.4%	18.5%
Top 25 clients	35.9%	35.4%	34.6%
Days Sales Outstanding*	71	66	73

**LTM (Last twelve months) Revenues*

Effort and Utilization - Consolidated IT Services

(in %)

	Quarter ended		
	Dec 31, 2021	Sep 30, 2021	Dec 31, 2020
Effort			
Onsite	23.8	23.6	25.2
Offshore	76.2	76.4	74.8
Utilization			
Including trainees	82.7	84.1	82.3
Excluding trainees	88.5	89.2	86.3

Employee Metrics

(Nos.)

	Quarter ended		
	Dec 31, 2021	Sep 30, 2021	Dec 31, 2020
Total employees	2,92,067	2,79,617	2,49,312
S/W professionals	2,76,942	2,64,918	2,34,829
Sales & Support	15,125	14,699	14,483
Voluntary Attrition % (LTM - IT Services)	25.5%	20.1%	11.0%
% of Women Employees	39.6%	39.1%	38.3%
Revenue per Employee - Consolidated (In US $ K)	57.9	57.3	54.3

Cash Flow

In US $ million

	Quarter ended		
	Dec 31, 2021	Sep 30, 2021	Dec 31, 2020
Free cash flow (1)	719	712	772
Consolidated cash and investments (2)	4,280	4,418	4,538

In ₹ *crore*

	Quarter ended		
	Dec 31, 2021	Sep 30, 2021	Dec 31, 2020
Free cash flow (1)	5,399	5,272	5,683
Consolidated cash and investments (2)	31,813	32,801	33,157

(1) Free cash flow is defined as net cash provided by operating activities less capital expenditure as per the consolidated statement of cash flows prepared under IFRS (Non-IFRS measure)

(2) Consolidated cash and investments comprise of cash and cash equivalents, current and non-current investments excluding investments in unquoted equity and preference shares, unquoted compulsorily convertible debentures and others (Non-IFRS measure)

Consolidated statement of Comprehensive Income for three months ended,

(Extracted from IFRS Financial Statement)

In US $ million, except per equity share data

Particulars	Dec 31, 2021	Dec 31, 2020	Growth % Q3 22 over Q3 21	Sep 30, 2021	Growth % Q3 22 over Q2 22
Revenues	**4,250**	**3,516**	**20.9**	**3,998**	**6.3**
Cost of sales	2,856	2,275	25.5	2,675	6.8
Gross Profit	**1,394**	**1,241**	**12.3**	**1,323**	**5.4**
Operating Expenses:					
Selling and marketing expenses	177	156	13.5	167	6.0
Administrative expenses	219	192	14.1	215	1.9
Total Operating Expenses	**396**	**348**	**13.8**	**382**	**3.7**
Operating Profit	**998**	**893**	**11.7**	**941**	**5.9**
Operating Margin %	***23.5***	***25.4***	***(1.9)***	***23.6***	***(0.1)***
Other Income, net[1]	61	77	(20.8)	65	(6.2)
Profit before income taxes	**1,059**	**970**	**9.2**	**1,006**	**5.3**
Income tax expense	283	263	7.6	272	4.0
Net Profit (before minority interest)	**776**	**707**	**9.8**	**734**	**5.8**
Net Profit (after minority interest)	**774**	**705**	**9.9**	**733**	**5.7**
Basic EPS ($)	**0.18**	**0.17**	**11.2**	**0.17**	**6.2**
Diluted EPS ($)	**0.18**	**0.17**	**11.2**	**0.17**	**6.2**
Dividend Per Share ($)[2]	**-**	**-**	**-**	**0.20**	**-**

Consolidated statement of Comprehensive Income for nine months ended,

(Extracted from IFRS Financial Statement)

In US $ million, except per equity share data

Particulars	Dec 31, 2021	Dec 31, 2020	Growth %
Revenues	**12,031**	**9,948**	**20.9**
Cost of sales	8,041	6,471	24.3
Gross Profit	**3,990**	**3,477**	**14.8**
Operating Expenses:			
Selling and marketing expenses	513	459	11.8
Administrative expenses	642	577	11.3
Total Operating Expenses	**1,155**	**1,036**	**11.5**
Operating Profit	**2,835**	**2,441**	**16.1**
Operating Margin %	***23.6***	***24.5***	***(1.0)***
Other Income, net[1]	203	203	0.0
Profit before income taxes	**3,038**	**2,644**	**14.9**
Income tax expense	823	718	14.6
Net Profit (before minority interest)	**2,215**	**1,926**	**15.0**
Net Profit (after minority interest)	**2,211**	**1,916**	**15.4**
Basic EPS ($)	**0.52**	**0.45**	**16.1**
Diluted EPS ($)	**0.52**	**0.45**	**16.1**
Dividend Per Share ($)[2]	**0.20**	**0.16**	**25.0**

[1] Other income is net of Finance Cost
[2] USD/INR exchange rate as of December 31, 2021

Consolidated statement of Comprehensive Income for three months ended,
(Extracted from IFRS Financial Statement)

In ₹crore, except per equity share data

Particulars	Dec 31, 2021	Dec 31, 2020	Growth % Q3 22 over Q3 21	Sep 30, 2021	Growth % Q3 22 over Q2 22
Revenues	**31,867**	**25,927**	**22.9**	**29,602**	**7.7**
Cost of sales	21,415	16,777	27.6	19,806	8.1
Gross Profit	**10,452**	**9,150**	**14.2**	**9,796**	**6.7**
Operating Expenses:					
Selling and marketing expenses	1,325	1,145	15.7	1,235	7.3
Administrative expenses	1,643	1,416	16.0	1,589	3.4
Total Operating Expenses	**2,968**	**2,561**	**15.9**	**2,824**	**5.1**
Operating Profit	**7,484**	**6,589**	**13.6**	**6,972**	**7.3**
Operating Margin %	***23.5***	***25.4***	***(1.9)***	***23.6***	***(0.1)***
Other Income, net[1]	459	562	(18.3)	476	(3.6)
Profit before income taxes	**7,943**	**7,151**	**11.1**	**7,448**	**6.6**
Income tax expense	2,121	1,936	9.6	2,020	5.0
Net Profit (before minority interest)	**5,822**	**5,215**	**11.7**	**5,428**	**7.3**
Net Profit (after minority interest)	**5,809**	**5,197**	**11.8**	**5,421**	**7.1**
Basic EPS (₹)	**13.86**	**12.25**	**13.1**	**12.88**	**7.6**
Diluted EPS (₹)	**13.83**	**12.23**	**13.1**	**12.85**	**7.6**
Dividend Per Share (₹)	**-**	**-**	**-**	**15.00**	**-**

Consolidated statement of Comprehensive Income for nine months ended,
(Extracted from IFRS Financial Statement)

In ₹crore, except per equity share data

Particulars	Dec 31, 2021	Dec 31, 2020	Growth %
Revenues	**89,365**	**74,161**	**20.5**
Cost of sales	59,726	48,250	23.8
Gross Profit	**29,639**	**25,911**	**14.4**
Operating Expenses:			
Selling and marketing expenses	3,809	3,427	11.1
Administrative expenses	4,771	4,302	10.9
Total Operating Expenses	**8,580**	**7,729**	**11.0**
Operating Profit	**21,059**	**18,182**	**15.8**
Operating Margin %	***23.6***	***24.5***	***(1.0)***
Other Income, net[1]	1,508	1,512	(0.3)
Profit before income taxes	**22,567**	**19,694**	**14.6**
Income tax expense	6,116	5,349	14.3
Net Profit (before minority interest)	**16,451**	**14,345**	**14.7**
Net Profit (after minority interest)	**16,425**	**14,275**	**15.1**
Basic EPS (₹)	**38.96**	**33.65**	**15.8**
Diluted EPS (₹)	**38.88**	**33.59**	**15.7**
Dividend Per Share (₹)	**15.00**	**12.00**	**25.0**

[1] Other income is net of Finance Cost